EXHIBIT 15.1

True Leaf Reports Record Quarter

Q1 growth increased 70 per cent year over year as True Leaf Pet products are now sold in more than 2,000 stores worldwide

VERNON, British Columbia, Aug. 29, 2018 (GLOBE NEWSWIRE) -- True Leaf Medicine International Ltd. (“True Leaf” or the “Company”) (CSE: MJ) (OTCQB: TRLFF) (FSE: TLA), a plant-forward wellness brand for people and their pets, has announced its best quarter ever for the three-months ended June 30, 2018. The record-setting revenues were generated from sales of the Company’s legal hemp-based True Leaf Pet products.

Sales of the products totaled $491,334 (CAD) in the quarter, an increase of 70 per cent over the $289,494 recorded for the same period last year. This figure also represents an increase of 28 per cent over revenue of $383,844 for the three months ended March 31, 2018.

Revenue growth has been fuelled by the Company’s investment in its international sales team. The expanded team of pet industry sales experts in Canada, the United States, and Europe has significantly increased the reach of the Company’s True Leaf Pet division to new locations in-store and online.

True Hemp™ dog chews, dental sticks, and supplement oils are now sold in more than 2,000 stores across North America and Europe through retailers such as PetSmart Canada, Pet Supplies Plus US, Pets Corner UK, and Amazon.

True Leaf Pet, a division of True Leaf, pioneered legal hemp-based pet supplements that provide calming support, promote hip and joint health, and help immune and heart function. The Company’s True Hemp™ line is one of the first cannabis-focused pet product lines to be marketed worldwide.

“This record quarter for True Leaf is further evidence that there is a growing interest and demand for medicinal cannabis products for pets,” said Darcy Bomford, Founder and Chief Executive Officer of True Leaf. “By entering the market with a fully-legal hemp-based product line, we have been able to get our products in more than 2,000 stores worldwide. Our strategy, unique among Canadian cannabis companies, is paying off by establishing True Leaf as a world leader in hemp-based products for pets.”

Through its other division, True Leaf Medicine, the Company is building True Leaf Campus, a cannabis cultivation and production facility in Lumby, British Columbia, that will provide medicinal cannabis under Health Canada’s Access to Cannabis for Medical Purposes Regulations (ACMPR) program.

Construction of True Leaf Campus is expected to be complete in fall 2018. Ownership of the 40-acre site in Lumby means the Company is well-positioned to expand to meet future market demands.

Q1 2019 Financial Highlights
For the three-month period ended June 30, 2018

  True Leaf Pet sales totaled $491,334 (CAD) in the quarter, an increase of 70 per cent over the $289,494 recorded for the same period last year.

  The Company announced the construction of True Leaf Campus, its cannabis cultivation and production facility, is on schedule to be completed by fall 2018.

  True Leaf Pet introduced its first hemp-based functional treats for cats to the European market at Interzoo, the world’s largest trade fair for the international pet industry.

  True Hemp™ products received National Animal Supplement Council (NASC) certification – one of the highest-level certifications in the pet industry.

Recent Developments
Highlights subsequent to Q1 2019

  Veterinarian Dr. Katherine Kramer, a cannabis-for-pets pioneer, joined the Company as Founding Chair of its Veterinary Advisory Board.

  The Company announced the True Leaf Campus project remains on schedule for fall 2018 completion.

  Sylvain Toutant, a retailing expert and former Chief Executive Officer of DAVIDsTEA, was appointed to the Company’s Board of Directors.

For further information, please refer to the Company's Management's Discussion and Analysis for the three-month period ended June 30, 2018, published on the Company's website at ir.trueleaf.com.

About True Leaf

True Leaf is a plant-forward wellness brand for people and their pets. Founded in 2013, True Leaf has two main operating divisions: True Leaf Medicine Inc. and True Leaf Pet Inc.

True Leaf Medicine Inc. is in the final stages of approval to become a licensed producer of federally-approved medicinal cannabis for the Canadian market. The license is subject to a Health Canada inspection to allow for the production, manufacture, and distribution of cannabis products upon the completion of the Company’s cannabis cultivation facility being built in Lumby, British Columbia. The facility is expected to be completed in fall 2018.

Established in 2015, True Leaf Pet Inc. is one of the first companies to market hemp-based products for pets worldwide. The Company is initially marketing a line of hemp-seed based supplements for pets. True Hemp™ chews, dental sticks, and supplement oils are sold in more than 2,000 stores across North America and Europe.

www.trueleaf.com

Media Contact:

Paul Sullivan
Director, Public Relations
Paul@trueleaf.com
O: 604-685-4742
M: 604-603-7358

Investor Contact:

Kevin Bottomley (Canada)
Director and Corporate Relations
Kevin@trueleaf.com
M: 778-389-9933

Tirth Patel (US)
Edison Advisors
tpatel@edisongroup.com
O: 646-653-7035

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Forward-Looking Statements

This news release contains forward-looking statements and management may make additional forward-looking statements in response to your questions. Such written and oral disclosures are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995 and True Leaf hereby claims such safe harbour protection for all forward-looking statements. True Leaf believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions; however, True Leaf’s actual results and performance and the value of its securities could differ materially from those set forth in the forward-looking statements due to the impact of many factors summarized in the "Risk Factors" section of True Leaf’s Offering Circular Form 1-A filed with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities and other discussions of risk factors contained in True Leaf’s periodic filings or supplements to the offering circular. True Leaf's Offering Circular Form 1-A can be found at www.trueleaf.com/pages/investor. Forward-looking statements speak only as of the date they are made. True Leaf undertakes no obligation to update or revise any such information for any reason after the date of this presentation unless required by law.